UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   August, 2012

Commission File Number  000-53617

Coastal Pacific Mining Corp.
(Translation of registrant’s name into English)

927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Matters Related to Accountants and Financial Statements

Changes in Registrant's Certifying Accountant.

a) On or about August 1, 2012, Child, Van Wagoner & Bradshaw, PLLC (“CVB”), the principal accountant for Coastal Pacific Mining Corp. (the "Company") ceased its accounting practice for SEC reporting companies. At or about the same time Anderson Bradshaw PLLC (“Anderson Bradshaw”) was established as a successor firm to CVB to continue performing audits for SEC reporting companies.  As Anderson Bradshaw is viewed as a separate legal entity, the Company dismissed CVB as its principal accountant and engaged Anderson Bradshaw, as the Company's principal accountant for the Company's fiscal year ending April 30, 2012. As the Company does not have an audit committee, the decision to change principal accountants was approved by a meeting of the Company's Board of Directors.

None of the reports of CVB, on the Company's financial statements for either of the past two years or subsequent interim periods contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles except that the reports of CVB included in our Form 20-F for 2011 and 2010 did include a paragraph disclosing uncertainty  about our Company’s ability to continue as a going concern.

There were no disagreements between the Company and CVB, for the fiscal years ending April 30, 2010 and April 30, 2011 and any subsequent period through to the fiscal year ending April 30, 2012 and the interim periods ended August 13, 2012 (date of dismissal) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of CVB, would have caused them to make reference to the subject matter of the disagreement in connection with its report. Further, CVB has not advised the Registrant that:

1) internal controls necessary to develop reliable financial statements did not exist; or

2) information has come to the attention of  CVB which made it  unwilling to rely upon management's representations, or made it unwilling to be associated with the financial statements prepared by management; or

3) the scope of the audit should be expanded significantly, or information has come to the attention of  CVB that they have concluded will, or if further investigated , might materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal year ended April 30, 2012.

(b) On or about August 14, 2012 the Registrant engaged Anderson Bradshaw as its principal accountant to audit the Registrant's financial statements as successor to CVB. During the Registrant's fiscal years ended April 30, 2010 and April 30, 2011 or the subsequent fiscal year ended April 30, 2012 or subsequent interim period, the Registrant has not consulted with the entity of Anderson Bradshaw regarding the application of accounting principles to a specific transaction,    either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, nor did the entity of    Anderson Bradshaw  provide advice to the Registrant, either written or oral, that was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue.

Further, during the Registrant's fiscal years ended April 30, 2010 and April 30, 2011 or the subsequent fiscal year ended April 30, 2012 or subsequent interim period, the Registrant has not consulted the entity of Anderson Bradshaw on any matter that was the subject of a disagreement or a reportable event.

EXHIBITS

Exhibit No.	Exhibit Description
16.1	Letter from CVB dated August 15, 2012 regarding a change in certifying accountant.	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL PACIFIC MINING CORP.

Date: August 15, 2012	By:	/s/ Joseph Bucci
Name: Joseph Bucci
Title: President and Chief Executive Officer